UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2015

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Business (Preliminary) Results

The preliminary results shown in this table may differ from the final results

1. Details (Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in millions of Won, %)		Current Period (First quarter of 2015)	Previous Period (Fourth quarter of 2014)	Changes (%)	Year to Year Comparison (First quarter of 2014)	Changes (%)
Operating Revenue	Quarterly Results	4,240,286	4,289,026	-1.1	4,201,920	0.9
	Year-to-date (“YTD”) Results	4,240,286	17,163,798		4,201,920	0.9
Operating Income	Quarterly Results	402,648	490,053	-17.8	252,396	59.5
	YTD Results	402,648	1,825,105		252,396	59.5
Profit from Continuing Operations Before Income Tax	Quarterly Results	560,013	647,486	-13.5	332,577	68.4
	YTD Results	560,013	2,253,828		332,577	68.4
Profit for the Period	Quarterly Results	442,747	503,370	-12.0	267,309	65.6
	YTD Results	442,747	1,799,320		267,309	65.6
Attributable To: Controlling Interests	Quarterly Results	444,495	501,280	-11.3	269,814	64.7
	YTD Results	444,495	1,801,178		269,814	64.7

2. Source of Data	Data Provider	SK Telecom IR Team
	Provided for	Analysts and Institutional Investors
	Date of Provision	May 6, 2015 / 16:00 (Seoul time)
	Related Event(Location)	Conference Call for the quarter ended March 31, 2015 (SK Telecom Headquarter, Conference Room)
3. Contact Information	Supervisor	Yong Hwan Lee (82-2-6100-1809)
	Organizer	Dae Yong Woo (82-2-6100-1624)
	Organizing Team	SK Telecom IR Team

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Yong Hwan Lee

(Signature)
Name:	Yong Hwan Lee
Title:	Senior Vice President

Date: May 6, 2015

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